Exhibit 99.1

Fort Technology Enters into Credit Facility Agreements for Up to $20 Million to Support its Data Center and E-Commerce Activities

Toronto, Ontario, Nov. 12, 2026 (GLOBE NEWSWIRE) -- Fort Technology Inc. (Nasdaq: FRTT) (“Fort” or the “Company”) today announced that it has entered into securities purchase agreements with two institutional investors for the issuance of unsecured convertible promissory notes in an aggregate principal amount of up to $20,000,000.

The Company intends to use the net proceeds from the financing for general working capital and to support its operations, including, among other things, the activities of its majority-owned subsidiary Logia USA related to fuel integrity solutions for data centers and other mission-critical facilities.

The notes, subject to a 10% original issue discount, will be issued in an initial tranche of $2,200,000 principal, followed by additional quarterly tranches, at the Company’s discretion, of up to $2,200,000 principal (with the final tranche of up to $2,400,000 principal), subject to the terms of the agreements. The notes bear interest at 8% per annum, mature 28 months after issuance, and are convertible into common shares of the Company at the lower of a fixed price and 88% of the lowest daily VWAP during the 20 trading days preceding conversion, subject to a floor price. Concurrently with each note, the investors will receive warrants to purchase common shares of the Company, exercisable for five years. In addition, the Company has agreed to issue to the investors common shares with an aggregate value of $1,000,000 as a commitment fee.

The securities to be issued have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Fort Technology

Fort is engaged in the retail sale of consumer products, primarily serving the pest control and remedial repair industries. Fort develops, markets and sells a range of products for both amateur and professional customers under its proprietary brands, including Roshield, Entopest, Rempro and BirdGo. Products are sold primarily through Amazon marketplaces in the United Kingdom and Europe as well as through other online sales channels. Fort currently serves customers throughout the United Kingdom and continental Europe and is expanding its operations into the United States, including through its majority-owned subsidiary Logia USA Inc., a company focused on selling advanced fuel integrity solutions for data centers and other mission-critical facilities in the United States.

For further information, please contact:

Gabi Kabazo

Chief Executive Officer

Fort Technology Inc.

Telephone: (604) 833-6820

Email: Office@Fort-Tech.io

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Fort intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be about future events, including statements regarding the financing, including the funding of subsequent tranches and the intended use of proceeds, and statements regarding Fort’s intentions, objectives, plans, expectations, assumptions and beliefs about future events, including Fort’s expectations with respect to the financial and operating performance of its business, its capital position, and future growth. The words “anticipate”, “believe”, “expect”, “project”, “predict”, “will”, “forecast”, “estimate”, “likely”, “intend”, “outlook”, “should”, “could”, “may”, “target”, “plan” and other similar expressions can generally be used to identify forward-looking statements. Any forward-looking statements in this press release are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s registration statement on Form 20-F (File No. 001-43178), as amended, as filed with the SEC on May 1, 2026 or the Company’s publicly filed documents which are available on SEDAR+ at www.sedarplus.ca. All forward-looking statements contained in this press release speak only as of the date on which they were made. Fort undertakes no obligation to update such statements to reflect changes in assumptions or changes in events that occur or circumstances that exist after the date on which they were made other than as required by applicable laws, rules and regulations.